UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CollaGenex Pharmaceuticals, Inc.
(Name of Subject Company)
Galderma Acquisition Inc.,
a wholly owned subsidiary of

Galderma Laboratories, Inc.
(Name of Filing Person — Offerors)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

19419B100
(CUSIP Number of Class of Securities)

Galderma Laboratories, Inc.
14501 North Freeway
Fort Worth, Texas 76177
Attention: Quintin Cassady
Telephone: (817) 961-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention: Paul S. Bird, Esq.
Telephone: (212) 909-6000

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee**

$420,217,313.60	$16,514.54

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $16.60 per share (the “Offer Price”) by 25,314,296, the number of shares of common stock, par value $0.01 per share (“Shares”), of CollaGenex Pharmaceuticals, Inc. (“CollaGenex”) outstanding on a fully diluted basis as of February 22, 2008, as represented by CollaGenex in the Agreement and Plan of Merger with Galderma Laboratories, Inc. and Galderma Acquisition Inc., which Shares consist of (a) 21,576,533 Shares issued and outstanding, (b) 1,384,822 Shares subject to issuance upon exercise of outstanding options with an exercise price equal to or less than the Offer Price and (c) 2,352,941 Shares reserved for issuance upon conversion of the Series D-1 Cumulative Convertible Preferred Stock, par value $0.01 per share, of CollaGenex.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $30.90 per million dollars of the transaction valuation, which is calculated by multiplying the transaction valuation amount by .00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is filed by Galderma Laboratories, Inc., a Delaware corporation (“Galderma US”), and Galderma Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Galderma US (“Offeror”). This Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (each, a “Share” and, collectively, the “Shares”), of CollaGenex Pharmaceuticals, Inc., a Delaware corporation (“CollaGenex”), for $16.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of February 25, 2008, by and among CollaGenex, Galderma US and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is CollaGenex Pharmaceuticals, Inc., a Delaware corporation. Its principal executive office is located at 41 University Drive, Newton, Pennsylvania 18940 and its telephone number is (215) 579-7388.

(b) This Schedule TO relates to the Offer by Offeror to purchase all issued and outstanding Shares for $16.60 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. As of February 22, 2008, there were 21,576,533 Shares issued and outstanding. The information set forth in the introduction to the Offer to Purchase (the “Introduction”) is incorporated in this Schedule TO by reference.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in “Price Range of the Shares; Dividends” in the Offer to Purchase and is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Information Concerning Galderma US and Offeror” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with CollaGenex” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ’Going Private’ Transactions; Plans for CollaGenex” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Galderma US and Offeror,” “Background of the Offer; Past Contacts or Negotiations with CollaGenex” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ’Going Private’ Transactions; Plans for CollaGenex” is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with CollaGenex,” “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ’Going Private’ Transactions; Plans for CollaGenex,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

(b), (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a), (b), (c), (d), (e) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Information Concerning Galderma US and Offeror,” “Background of the Offer; Past Contacts or Negotiations with CollaGenex,” “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ’Going Private’ Transactions; Plans for CollaGenex” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements of Certain Bidders.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Galderma US and Offeror” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ’Going Private’ Transactions; Plans for CollaGenex,” is incorporated in this Schedule TO by reference.

(a)(2), (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ’Going Private’ Transactions; Plans for CollaGenex,” “Conditions of the Offer” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 10, 2008.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(5)(A)	Press Release Issued by Galderma Pharma S.A., dated February 26, 2008, Announcing the Execution of the Merger Agreement between Galderma US, Offeror and CollaGenex (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Galderma US on February 27, 2008).
(a)(5)(B)	Press Release Issued by CollaGenex, dated February 26, 2008, Announcing the Execution of the Merger Agreement between Galderma US, Offeror and CollaGenex (incorporated in this Schedule TO by reference to the Form 8-K filed by CollaGenex on February 27, 2008).
(a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on March 10, 2008.
(d)(1)	Agreement and Plan of Merger, dated as of February 25, 2008, by and among Galderma US, Offeror and CollaGenex.
(d)(2)	Preferred Stock Purchase and Voting Agreement, dated as of February 25, 2008, by and between Galderma US, Offeror, OCM Principal Opportunities Fund, L.P., Cutchogue Point AP, LLC, Robert J. Easton and Pebblebrook Partners Ltd. (incorporated in this Schedule TO by reference to the Schedule 13D jointly filed by Galderma US and Offeror on March 5, 2008).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: March 10, 2008

GALDERMA LABORATORIES, INC.

By:	/s/ Albert Draaijer
Name:     Albert Draaijer

Title:	President

GALDERMA ACQUISITION INC.

By:	/s/ Albert Draaijer
Name:     Albert Draaijer

Title:	Treasurer and Vice President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 10, 2008.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(5)(A)	Press Release Issued by Galderma Pharma S.A., dated February 26, 2008, Announcing the Execution of the Merger Agreement between Galderma US, Offeror and CollaGenex (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Galderma US on February 27, 2008).
(a)(5)(B)	Press Release Issued by CollaGenex, dated February 26, 2008, Announcing the Execution of the Merger Agreement between Galderma US, Offeror and CollaGenex (incorporated in this Schedule TO by reference to the Form 8-K filed by CollaGenex on February 27, 2008).
(a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on March 10, 2008.
(d)(1)	Agreement and Plan of Merger, dated as of February 25, 2008, by and among Galderma US, Offeror and CollaGenex.
(d)(2)	Preferred Stock Purchase and Voting Agreement, dated as of February 25, 2008, by and between Galderma US, Offeror, OCM Principal Opportunities Fund, L.P., Cutchogue Point AP, LLC, Robert J. Easton and Pebblebrook Partners Ltd. (incorporated in this Schedule TO by reference to the Schedule 13D jointly filed by Galderma US and Offeror on March 5, 2008).